Mail Stop 04-05

						May 24, 2005


via facsimile and U.S. mail

Mr. Randy J. Vest
Vice President and Controller
Kimberly-Clark Corporation
P. O. Box 619100
Dallas, Texas

	Re:	Kimberly-Clark Corporation
		Form 10-K for the year ended December 31, 2004
		Filed February 24, 2005
		File No. 001-00225

Dear Mr. Vest:

      We have reviewed the above filing and have the following accounting comments. Our review has been limited to your financial statements and the related disclosures in Management`s Discussion and
Analysis. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K filed on February 24, 2005

Financial Statements and Supplementary Data, page 41

      Notes to Consolidated Financial Statements, page 45

      Note 13. Synthetic Fuel Partnership, page 67

1) We note that you have evaluated your investments in two synthetic fuel partnerships pursuant to the requirements of FIN 46R and concluded that although these synthetic fuel partnerships represent variable interests, you have determined that you are not the primary beneficiary of either of these VIEs. Please address the following comments regarding your investment in these synthetic fuel partnerships.

i) Although you have described the nature of your involvement with these VIEs and concluded that your loss exposure is minimal, you have not disclosed the amounts invested in these partnerships or the size of these VIEs. Therefore, it is unclear to us whether you have considered the cash flows from the tax credits generated by your investments in these VIEs in your analysis leading to your conclusion that you are not the primary beneficiary of these entities. Supplementally provide us the details of your analysis concluding that you are not the primary beneficiary that addresses the following, without limitation.

(a) Confirm to us that you included the cash flows from your share of the expected tax credits along with your share of the expected operating losses generated by these VIEs.

(b) Provide us with a summary of the total expected cash flows from each of these synthetic fuel partnerships detailing your share and other investor(s) share(s). Detail for us any differences between the cash flows inuring to you and the other investors to the extent they differ from ownership percentages.

(c) Confirm to us that there are no other standing agreements between you and the other investors which impact the determination of the expected losses and tax credits generated from these VIEs.

	We may have further comment.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact William Choi at (202) 551-3716 or Jill Davis at
(202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Direct any other questions to the undersigned at (202) 551-3740. Direct all correspondence to the following ZIP code: 20549-0405.

							Sincerely,



							H. Roger Schwall
							Assistant Director


Randy J. Vest
Kimberly-Clark Corporation
May 24, 2005
page 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE